SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Twelve Months					Three Months
	Ended December 31,					Ended March 31,
	2007	2008	2009	2010	2011	2012

GROSS G&A	73,453	86,212	69,987	73,268	87,826	23,076
NET G&A	34,182	38,673	34,046	36,359	45,362	11,883
INTEREST EXPENSE, NET	28,082	31,079	30,663	33,437	35,566	13,465
RENTAL & LEASE EXPENSE	2,952	2,947	3,973	5,181	5,642	1,408
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	244,556	(412,758)	(64,617)	74,308	135,104	5,882
CAPITALIZED INTEREST	9,545	8,037	6,107	7,408	7,667	1,999

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	46.54%	44.86%	48.65%	49.62%	51.65%	51.50%
NON-CAPITAL RENT EXPENSE	1,374	1,322	1,933	2,571	2,914	725
1/3 NON-CAPITAL RENT EXPENSE	458	441	644	857	971	242
FIXED CHARGES	38,085	39,557	37,414	41,702	44,204	15,706
EARNINGS	273,096	(381,238)	(33,310)	108,602	171,641	19,589

RATIO OF EARNINGS TO FIXED CHARGES	7.17	---	---	2.60	3.88	1.25

(1) Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by approximately $420.8 million and for the year ended December 31, 2009 by approximately $70.7 million.

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income from continuing operations before income taxes and fixed charges.